U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 FORM 10-SB12G


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

  UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           BIDDER COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)


                 Nevada                    88-0471842
     (State of incorporation)  (I.R.S. Employer Identification No.)


418-119 W. Pender St., Vancouver, B.C., Canada               V6B 1S5
   (Address of principal executive offices)                 (Zip Code)


          Issuer's Telephone Number:    (604) 408-7441


Securities to be registered pursuant to 12(b) of the Act:     NONE


Securities to be registered pursuant to 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)



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


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General
-------

Bidder Communications, Inc. ("Registrant") was incorporated in the State of Nevada on November 16, 1999 to engage in the business of operating an online person-to-person auction site. Registrant raised a total of $65,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.

Registrant has developed its websites, Net-Bidder.com as a web-based community in which buyers and sellers are brought together in an efficient and entertaining auction format to buy and sell items such as antiques, coins, collectibles, computers, memorabilia, stamps, toys and miscellaneous equipment. The website services will permit sellers to list items for sale, buyers to bid on items of interest and all Net Bidder users to browse through listed items. This 24-hour-a-day, seven-day-a-week service will be fully automated, topically arranged, intuitive and easy to use.
The website services provide a platform for businesses to showcase their products in an efficient and entertaining auction format. Within this Web-based community, vendors can reach their clients 24 hours a day, 7 days a week in a fully automated, easy to use systm.

Registrant is also currently developing its Game-Bidder.com website. Game-bidder provides a unique platform in the gaming community for players and owners of video games to buy and sell previously played games and systems. Game-bidder also supports the selling of new games and systems in a special retailer section. Auctions for accessories and miscellaneous gaming items can also be listed for bid. Media content, in the form of gaming reviews, gaming links and gaming discussions have or will be included. Registrant has developed an enjoyable, entertaining and visual auction format for users to trade in.

Browsers and buyers can search auction listings for specific items or search by category, key word, seller name, recently commenced auctions or auctions about to end. This auction format creates a sense of urgency among buyers to bid for goods and creates an entertaining and compelling trading environment.

Revenues
--------

Registrant's primary revenues will be derived from commission on transactions between users who are buying and selling items on the auction sites. Specifically, items listed for bid are charged a standard fee. A fee schedule has also been developed for sellers who wish to enhance their auction listing through special features, such as front-page listing or image uploads alongside the listing. In addition, Registrant expects to gain revenue through third party banner advertising and fees regarding access to user base information. Contingent upon demand, fees may also be extracted from retail operations wishing to post their items for auction or direct sale on the Game-Bidder or Net-Bidder platforms. In addition, revenues will be derived from developing auction sites for other businesses or organizations. The commissions, banners, and retail fees are directly associated with Registrant's websites and potentially any sites in which Registrant develops an auction for and retains ownership or marketing rights to.

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

Business Objectives
-------------------

Registrant's key objective is to position Net-Bidder.com and Game-Bidder.com as leading online person-to-person trading communities. Key elements of this strategy include the following:

* growing the Net Bidder and Game Bidder communities and strengthening the brand names to attract new users and maintain vitality on the websites;

* promoting new product categories and offering services for specific regions;

* fostering Net Bidder and Game Bidder community affinity and increasing trust and safety;

* enhancing website features and functionality through the introduction of personalization features and the opportunity to showcase items graphically;

* expanding pre- and post-trade value-added services, such as third-party escrow services and arrangements to make shipping of purchased items easier; and

* developing international markets by actively marketing and promoting the websites in selected countries.

Target Markets
--------------

Registrant intends to position Net-Bidder.com and Game-Bidder.com to target web-savvy consumers with a mature outlook on online trading and e-commerce execution. Although the overall target market is the general consumer, there are pockets of users with higher interest or comfort in using online auction services. Initial advertising or promotions will be specifically placed to maximize exposure to these markets. For example, there may be web advertising on portal web sites that claim high consumer activity in e-commerce transactions. In addition, banner ads and links will be placed on existing retail e-commerce sites, in which there is both high traffic and sizable retail activity. The primary focus will be to generate high click-through rates to the web sites and to facilitate application to the user base. In addition, key word search insertions and listings will be made on the popular search engine web sites. Registrant has registered its websites with AllBusiness. com and Clickhouse.com, both Internet search directory services.

Since each consumer may require different levels of assistance in navigating and operating the tools of the auction sites, special attention will be made on covering a variety of e-commerce needs. This includes, but is not limited to: privacy and general security on the auction site, retail marketing concepts and strategies, secure transactions and digital authentication, e-cash and web credit concepts. The required complexity will be dependent on the size of the transaction, the volume of transactions and the method of payment.

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

Initially, Net-Bidder.com and Game Bidder.com are targeting consumers in the North American market in order to gauge advertising success in a defined area. Registrant will seek to ensure success of its websites by providing personal, user-friendly and accessible services to build up clientele, name brand exposure, recognition and reputation. Once established, advertising and promotion could be expanded globally, as there are no limits or boundaries in the Internet e-commerce markets. Country-specific or language-specific websites, with related Net Bidder URLs will be established when resources become available. Registrant has secured and reserved domain names targeted for future international use.

In June, 2000, Net-Bidder.com completed its first test auction of used oil equipment in conjunction with Corlac, Inc., an unrelated third party with contacts in the used oil equipment industry in Alberta, Canada.
Traffic analysis of the auction indicated that a significant percentage of visitors registered and placed bids, but marketing was lacking, resulting in minimum sales. A new marketing strategy will be implemented prior to Registrant's next test auction.

Industry Overview
-----------------

The Internet provides the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments required to build a number of local retail presences or develop the printing and mailing infrastructure associated with traditional direct marketing activities. While companies have generally focused on applying these benefits in business-to-business and business-to-consumer transactions, Registrant believes a significant market opportunity exists to apply these same advantages to facilitate person-to-person trading over the Internet.

The exchange of goods among individuals and small dealers--person-to-person trading--traditionally has been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses. These markets are highly inefficient for the following reasons:

* their regional nature makes it difficult and expensive for buyers and sellers to exchange information and transact business;

* they offer a limited variety and breadth of goods;

* they often have high transaction costs from intermediaries; and

* buyers and sellers lack a reliable and convenient means of setting prices for sales or purchases.

Despite these inefficiencies, the market for traditional person-to-person trading in the U.S. continues to expand. The Internet offers for the first time the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional person-to-person trading, while offering the benefits of Internet-based commerce. An Internet-based centralized trading place offers the following benefits:

- facilitates buyers and sellers meeting, listing items for sale, exchanging information and participating in transactions;

- allows buyers and sellers to trade directly, bypassing traditional intermediaries, lowering costs for both;

- is global in reach, offering buyers a significantly broader selection of goods and providing sellers the opportunity to sell their goods to a broader base of buyers; and

- offers significant convenience, allowing trading at any hour of the day or night and provides continually updated information.

In addition, community orientation, facilitation of direct buyer and seller communication, and efficient access to information on a party's trading history can help alleviate the risks of anonymous trading. As a result, Registrant believes there exists a significant opportunity for Internet-based centralized trading that applies the unique attributes of the Internet to facilitate person-to-person trading.

E-commerce Markets
------------------

The market for the sale of goods over the Internet, particularly through person-to-person trading, is a new and emerging market. Registrant's potential future revenues and/or will be substantially dependent upon the widespread acceptance of the Internet and online services as a medium for commerce by consumers. This acceptance and use may not continue. Even if the Internet is accepted, concerns about fraud, privacy and other problems may mean the Internet will not be broadly adopted as a consumer medium of commerce. Market acceptance for recently introduced services over the Internet is highly uncertain, and there are few proven products.

There are also many risks associated with future potential international operations. Expansion into international markets will require management attention and resources. It will require experience in localizing the Net Bidder services to conform to local cultures, standards and policies. Competition may come from local international companies who understand the local markets better. As Registrant expands its operations internationally, it will be subject to risks of doing business internationally, including the following:

* regulatory requirements that may limit or prevent the offering of our services in local jurisdictions;

* government-imposed limitations on the public's access to the Internet;

* political instability; and

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

* potentially adverse tax consequences and administrative burdens in handling them.

International operations may have portions of international revenues denominated in foreign currencies, thereby becoming subject to collection difficulties and risks relating to foreign currency exchange rate fluctuations.

Industry success will depend on development and maintenance of the Web infrastructure, including maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and the online exchange of information is new and evolving, one cannot predict whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Web continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Web infrastructure may be unable to support the demands placed on it. In addition, the performance of the Web may be harmed by increased users or bandwidth requirements.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Security measures may not prevent security breaches. Failure to prevent security breaches could harm Registrant's business opportunities and damage its brand name. Currently, a significant number of users authorize billing their credit card accounts directly for all transaction fees. There is a reliance on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used to protect customer transaction data.

Competition
-----------

The market for person-to-person trading over the Internet is new, rapidly evolving and intensely competitive. Barriers to entry are relatively low and new sites can be launched at a relatively low cost using commercially available software. Direct competitors include various online person-to-person auction services, including Yahoo! Auctions Powered by Onsale, and Excite, Inc., both of which are free to sellers and buyers. Auction Universe, eBay, Amazon and a number of small services, including those that serve specialty or regional markets such as CityAuction are also operational. Business-to-consumer online auction services are Onsale, First Auction, Surplus Auction and uBid. Traditional auction companies, including Butterfield & Butterfield are offering or have announced plans to create Internet auction sites. The Company potentially faces competition from a number of large online communities and services that have expertise in developing online

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

commerce and in facilitating online person-to-person interaction including AOL, Amazon, Lycos, Inc. and Microsoft Corporation, currently offer business-to-consumer trading services and classified ad services. Some of these companies also may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC, USA Network and large newspaper or media companies, also may seek to compete in the online auction market.

The principal competitive factors include the following:

* volume of transactions and selection of goods;
* community cohesion and interaction;
* system reliability;
* customer service;
* reliability of delivery and payment by users;
* brand recognition;
* website convenience and accessibility;
* level of service fees; and
* quality of search tools.

Some current and many potential competitors have longer company operating histories, larger customer bases and greater brand recognition in other business and Internet markets. Some competitors also have significantly greater financial, marketing, technical and other resources. Other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well established and well financed companies. Competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development. Increased competition could result in reduced operating margins, loss of market share and diminished brand value.

In order to respond to changes in the competitive environment, pricing, service or marketing decisions or acquisitions may be necessary, such as a free insurance program that generally insures items up to a specific value for users with a non-negative feedback rating. New technologies may increase competitive pressures by enabling its competitors to offer a low cost service. Some web-based applications that direct Internet traffic to certain websites may channel users to competing trading/auction services.

Proprietary Data
----------------

Registrant has registered the domain name Net-Bidder.com and has reserved other domain names for future international expansion of its website. Registrant is currently developing and expanding the design of its website.

Marketing and Advertising
-------------------------

To attract users to its websites, Registrant will rely primarily on word of mouth and on distribution or sponsorship relationships with high traffic websites. Registrant will also engage in a number of marketing activities in traditional media such as advertising in print media, trade shows and other events. Registrant also intends to advertise in a number of targeted publications. Registrant intends to launch a substantial national advertising campaign, both in traditional media and online, that is designed to attract new Net Bidder and Game Bidder users.
This campaign will include print, a major radio advertising campaign, strategic advertising and sponsorship placements on high traffic websites and advertising in other media. Registrant will promote public relations through initiatives such as online Net Bidder/Game Bidder special event tie-ins and executive speaking engagements.

Promoting and positioning the "Net Bidder" and "Game Bidder" brand names will depend largely on the success of marketing efforts and the ability to provide high quality services. Brand promotion activities may not immediately yield increased revenues, and, any increased revenues may not offset expenses incurred.

Substantially all revenues will be from fees received from sellers for listing products for sale on Registrant's websites and fees received from successfully completed sales. Future revenues will depend upon continued demand for the types of goods that are listed by users. A decline in the popularity of, or demand for, certain collectibles, games or other items sold on the website could reduce the overall volume of transactions, resulting in reduced revenues. In addition, consumer
"fads" may temporarily inflate the volume of certain types of items listed placing a significant strain upon infrastructure and transaction capacity.

Registrant intends to implement the following programs to enhance use of its online auction services:

*  User Trust Programs

A feedback forum designed to encourage users to provide comments and feedback on other users with whom they interact, thereby offering user profiles that will provide feedback ratings and comments to Registrant and its users. Guidelines for trading will be established, providing information to resolve user disputes, responding to reports of misuse of the service and, if necessary, warning or suspending users who violate the terms of the agreement. Trust and safety initiatives may include user verifications, insurance, integrated escrow, authentications and/or appraisals.

*  Cost-Effective, Convenient Trading

Bypassing traditionally expensive, regionally fragmented intermediaries can be accomplished by transacting business on a 24-hour-a-day, seven-day-a-week basis. By carrying no inventory, sellers bypass costly traditional intermediaries, thus allowing for lower selling costs and increasing the sellers' likelihood of finding buyers willing to pay his or her target price. To list an item, sellers pay only a nominal placement fee and then pay an additional success fee that is a percentage of the transaction value only if an auction is concluded with a successful bid. As a result, sellers for the first time can sell relatively inexpensive items, which had previously been prohibitively expensive to list through most traditional trading forums.

*  Enhance Features and Functionality

Registrant intends to update and enhance the features and functionality of Net Bidder frequently in order to continue to improve the user's trading experience. Personalization features, showcasing items in a visual format, category-specific content, regional searches and other features will be designed to enhance the Net Bidder and Game Bidder experiences.

Customer Support
----------------

Registrant will devote significant resources to providing personalized, timely customer service and support. Customer support inquiries will be handled via email, with customer email inquiries typically being answered within 24 hours after submission. Registrant offers an online tutorial for new Net Bidder and Game Bidder users. Registrant's websites will employ robust, scaleable user interface and transaction processing system. The Net Bidder and Game Bidder systems will handle all aspects of the auction process, including notifying users via email when they initially register for the service, have successfully bid, have been outbid, or when an auction ends for an item placed on sale. The system will maintain user registration information, billing accounts, current auctions and historical listings. Sellers may place a credit card account number on file with Net Bidder or game Bidder and their account balance will be billed directly.

Office Facilities
-----------------

Registrant's executive offices are located at 418-119 W. Pender Street, Vancouver, B.C., Canada, which it leases on a monthly basis, at competitive market rates. Registrant's computer server equipment is located at the facilities of Bitmovers Communications, Inc., an unrelated third party, located at 402-329 Railway Street, Vancouver, B.C., Canada. Bitmovers provides network connectivity, bandwidth and power facility for web servers and networking equipment owned by Registrant. Terms of the verbal agreement provide for Registrant to pay Bitmovers network rack space at the rate of $500 US per month, on a month-to-month basis.

Employees
---------
At the present time, Registrant has no employees, other than its officers and directors, who are not paid for their services.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------
Registrant expects its current cash in the bank, in addition to the revenues it expects to derive from sales of its products and services to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

For the period from inception to Registrant's year end on December 31, 1999, Registrant had not yet generated any revenues or expended any significant amount of money for research and development. During the next 12 months, Registrant intends to spend approximately $50,000 on advertising, marketing and promotion of its products and services.

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



During the next 12 months, Registrant does not intend to purchase any significant property or equipment.

Results of Operations
---------------------

For the period from inception to December 31, 1999, Registrant had no revenues. For the nine months ended September 30, 2000, Registrant generated revenues of $2,223 from operations and $1,209 in interest income. For the period from inception to December 31, 1999, Registrant had not yet expended any significant amount of money for research and development; however, for the nine months ended September 30, 2000, Registrant expended a total of approximately $13,142 on research and development of its websites and services, all of which was paid to unrelated third parties.

During the fiscal year ended December 31, 1999 and for the nine month period ended September 30, 2000, Registrant incurred net operating losses of $909 U.S. and $22,908 U.S., respectively, all of which comprised general and administrative expenses.

Net cash provided by financing activities was $52,000 for the fiscal year ended December 31, 1999 and $65,000 for the nine months ended
September 30, 2000. The ability of Registrant to continue as a going concern is dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative and investment activities.


ITEM 3.   DESCRIPTION OF PROPERTY

Registrant does not currently own any property other than its proprietary software and domain names.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the Registrant's Common Stock beneficially owned on December 31, 1999, and at September 30, 2000, for (i) each shareholder known by Registrant to be the beneficial owner of five (5%) percent or more of Registrant's outstanding Common Stock, (ii) each of Registrant's executive officers and directors, and (iii) all executive officers and directors as a group.
At December 31, 1999, there were 7,000,000 shares of Registrant's Common Stock issued and outstanding and at September 30, 2000, there were 8,300,000 shares of Common Stock issued and outstanding.




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



Name and Address                  Amount and Nature of
 of Beneficial                        Beneficial              Percent of
   Owner (1)                          Ownership (2)             Class
----------------                 ---------------------         ---------

Jon H. Suk (3)			                       1,000,000	                12%
121-12931 Railway Avenue
Richmond, BC Canada V7E 6M5

James Y. S. Suk (3)	                    1,000,000               		12%
#804-819 Hamilton Street
Vancouver, BC Canada V6B 6M2

Tony Brisbois(4)   			                  2,500,000                 30%
243 West Broadway
Vancouver, British Columbia
Canada V5Y 1P5

Robert Evans(4)	                   	    2,500,000    	            30%
4062 Cambie Street
Vancouver, British Columbia
Canada V5Z 2X8
-------------------------------

All Executive Officers and
Directors as a group (2 persons)        7,000,000                 84%


(1) The persons named above, who are the only officers, directors and principal shareholders of Registrant, may be deemed to be "parents" and "promoters" of Registrant, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in Registrant. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within
(60) days.

(3) Jon Suk and James Suk are brothers, both of whom are officers and directors of Registrant.

(4)   Tony Brisbois and Robert Evans are unrelated third parties.




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



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES

The following table sets forth the names, positions with Registrant and ages of the executive officers and directors of Registrant. Directors are elected at Registrant's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                             Age            Position(s)
----                             ---            -----------
Jon H. Suk		                      34	      President and Director
121-12931 Railway Avenue
Richmond, BC Canada V7E 6M5

James Y. S. Suk		                 29	      Secretary, Treasurer and
#804-819 Hamilton Street                        Director
Vancouver, BC Canada V6B 6M2


Background of Officers and Directors
------------------------------------

Jon H. Suk has been President and a Director of the Company since inception. Since May 1993, he has also been the co-owner of Image Factory, Inc., a computer graphics and systems consulting business in Vancouver, Canada. From March 1999 to July 2000, he was an officer, director and principal shareholder of Interface E.com, Inc., a publicly-traded Nevada corporation engaged in the business of Internet E-commerce consulting. Mr. Suk is the brother of James Y.S. Suk. Mr. Suk devotes his time as required to the business of Registrant.

James Y. S. Suk has been the Secretary, Treasurer and a Director of the Company since inception. Since March 2000, he has also been Marketing Manager for Altus Solutions, Inc., a privately-held corporation in Canada, which provides software that proactively manages traffic on networks. Since May 1993, he has also been the co-owner of Image Factory, Inc., a computer graphics and systems consulting business in Vancouver, Canada. From March 1999 to July 2000, he was an officer, director and principal shareholder of Interface E.com, Inc., a publicly-traded Nevada corporation engaged in the business of Internet E-commerce consulting. He attended the University of British
Columbia in Vancouver and received a Bachelor of Commerce degree, with a specialization in Finance in 1993. Mr. Suk is the brother of Jon H.
Suk, an officer, director and principal shareholder of Registrant. Mr.
Suk devotes his time as needed to the business of Image Factory, Altus Solutions, Inc. and Registrant.

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


ITEM 6.  EXECUTIVE COMPENSATION

Registrant's officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant.

Employment Agreements
---------------------
Registrant's officers and directors are not currently party to any employment agreements with Registrant. Registrant presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Registrant may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of Registrant.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The officers and directors of Registrant are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between Registrant and their own business interests. Registrant has not formulated a policy for the resolution of such conflicts.

The President and Secretary of Registrant are brothers.

On December 1, 1999, a total of 2,000,000 shares of restricted Common Stock were issued to Jon Suk and James Suk, Registrant's officers and directors in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $2,000 U.S., or $.001 per share.


ITEM 8. DESCRIPTION OF SECURITIES

At December 31, 1999, there were 7,000,000 shares of Registrant's common stock issued and outstanding and at September 30, 2000, there were a total of 8,300,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant;
(iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of Registrant's securities.

Non-cumulative Voting
---------------------

The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
--------------

As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in Registrant's business.

Reports
-------

Registrant will furnish audited annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports, reviewed by its independent accountants.

Stock Transfer Agent
--------------------
Registrant's stock transfer agent is Signature Stock Transfer of Dallas, Texas.

                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

At December 31, 1999, there were 4 shareholders of record and at September 30, 2000, there were 32 shareholders of record of Registrant's Common Stock. Registrant's Common Stock is currently listed for trading in the "pink Sheets" under the trading symbol, "BIDC"; however, no trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS

Management of Registrant believes there are no material legal proceedings filed, or to Registrant's knowledge, threatened against Registrant.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Parker & Co., independent chartered accountants, have been Registrant's only auditors since inception and there have been no disagreements between Registrant and Parker & Co.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On December 1, 1999, a total of 2,000,000 shares of restricted Common Stock were issued to Registrant's officers and directors in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $2,000 U.S., or $.001 per share.

On December 12, 1999, a total of 5,000,000 shares of restricted Common Stock were issued in exchange for $50,000 U.S., or $.01 per share. All of such shares were sold to unrelated third parties.

On July 31, 2000, Registrant issued 1,300,000 shares of Common Stock, at a price of $.05 per share to 28 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $65,000 to be used for general operations of Registrant.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, Registrant may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of her position, if she acted in good faith and in a manner she reasonably believed to be in the best interest of Registrant. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Registrant must indemnify her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                                  PART F/S

The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are the audited Financial Statements of Registrant for the period from inception to December 31, 1999 and for the nine months ended September 30, 2000, prepared by Parker & Co., Chartered Accountants.

                   BIDDER COMMUNICATIONS, INC.
                  INTERIM FINANCIAL STATEMENTS
     For the Nine Months Ended 30 September 2000 and for the period from Inception, 16 November 1999 to December 31, 1999

PARKER & COMPANY                                     Page 1 of 8
CHARTERED ACCOUNTANTS
200-2560 Simpson Road
Richmond, B.C. Canada V6X 2P9
Tel: (604) 276-9920
Fax: (604) 276-4577

INDEPENDENT AUDITORS' REPORT

To the Stockholders of Bidder Communications, Inc.

We have audited the interim statement of financial position of Bidder Communications Inc. as at 30 September 2000 and as at 31 December 1999 and the interim statements of loss and deficit, of cash flows and of changes in stockholder's equity for the period for the nine months ended 30 September 2000 and for the period from inception, 16 November 1999 to 31 December 1999. These interim financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these interim financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these interim financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2000 and December 31, 1999, and the results of its operations, cash flows and changes in stockholder's equity for the nine months ended 30 September 2000 and for the period from its inception, 16 November 1999 to 31 December 1999 in accordance with generally accepted accounting principles in the United States.

These financial statements have been prepared assuming the Company will continue as a going concern. As stated in Note 2 to the interim financial statements, the Company has no established will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Parker & Company
CHARTERED ACCOUNTANTS
Richmond, British Columbia
26 November 2000

                                                           Page 2 of 8
                       BIDDER COMMUNICATIONS, INC.
                 Interim Statement of Financial Position
                Audited - See Independent Auditors' Report

                                    As at                 As at
                              30 September 2000        31 December 1999
                              -----------------        ----------------

CURRENT ASSETS
Cash                            $ 65,445                  $ 51,986
Goods and services taxes               -                        28
  recoverable
Deposit on rent                    4,253                         -
                                --------                  --------
Total current assets              69,698                    52,014
                                --------                  --------

Capital assets (note 3)
Furniture, equipment and
  Software, at cost               28,174                         -
Accumulated amortization           3,889                         -
                                 -------                  --------
Unamortized capital asset
  Costs                           24,285                         -
                                 -------                  --------
TOTAL ASSETS                    $ 93,983                  $ 52,014
                                ========                  ========

CURRENT LIABILITIES
Accounts payable                $    800                  $    428
Due to a shareholder                   -                       495
                                --------                  --------
Total current liabilities            800                       923
                                --------                  --------

STOCKHOLDERS' EQUITY
Share Capital (Note 4)             8,300                     7,000
Additional paid-in capital       108,700                    45,000
                                 -------                  --------
Total share capital              117,000                    52,000
Deficit                          (23,817)                     (909)
                                 -------                  --------
Total stockholders' equity        93,183                    51,091
                                 -------                  --------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY             $93,983                  $ 52,014
                                 =======                  ========

                                                           Page 3 of 8
                       BIDDER COMMUNICATIONS, INC.
                 Interim Statement of Loss and Deficit
                Audited - See Independent Auditors' Report

								     From the date of
                                 For the nine         Incorporation,
                                 months ended        16 November 1999
                                30 September 2000   to 31 December 1999
                                -----------------   -------------------
REVENUE
Sales                                  $   2,223          $     0
Interest earned                            1,209                4
                                       ---------          -------
Total revenue                              3,432                4
                                       ---------          -------
EXPENSES
Auto, parking                                 29                -
Commissions                                1,414                -
Consulting                                13,142              425
Courier                                       80                -
Accounting                                 1,635              400
Legal                                      1,087                -
Transfer agent                               500                -
Bank charges and interest                    258               18
Registration and filing fees                 545               70
Meals and entertainment                      435                -
Travel                                       666                -
Rent                                       1,431                -
Office supplies                              317                -
Telephone and internet communications        912                -
Amortization of capital asset costs        3,889                -
                                       ---------          -------
Total expenses                            26,340              913

LOSSES BEFORE INCOME TAXES               (22,908)            (909)

INCOME TAXES, NOTE 5                           -                -
                                       ---------          -------
NET LOSS                                 (22,908)            (909)

DEFICIT, BEGINNING                          (909)               -
                                       ---------          -------
DEFICIT, ENDING                         $(23,817)         $  (909)

LOSS PER SHARE, NOTE 6                  $ (0.00)          $ (0.00)


                                                           Page 4 of 8
                       BIDDER COMMUNICATIONS, INC.
                 Interim Statement of Loss and Deficit
                Audited - See Independent Auditors' Report

								     From the date of
                                 For the nine         Incorporation,
                                 months ended        16 November 1999
                                30 September 2000   to 31 December 1999
                                -----------------   -------------------
CASH PROVIDED (USED)FROM OPERATIONS:
From Operation
  Net loss                          $(22,908)             $   (909)
  Non cash items included therein      3,889                      -
                                    --------               --------
  Cash used for loss                 (19,019)                 (909)
                                    --------               --------
Changes in working capital other
than cash
  Goods and services sales taxes
  Recoverable                             28                   (28)
  Deposit on rent                     (4,253)                    -
  Accounts payable                       372                   428
  Due to a shareholder                  (495)                  495
                                    --------              --------
  Cash provided (used) for
  Working capital                     (4,348)                  895
                                    --------              --------
Total cash provided (used)
from operations                      (23,367)                  (14)
                                    --------              --------
CASH PROVIDED BY INVESTMENT ACTIVITY:
  Acquisition of capital assets      (28,174)                    -
                                    --------              --------
Total cash provided (used by
investment activities                (28,174)                    -
                                    --------              --------
CASH PROVIDED (USED) BY FINANCING ACTIVITY:
  Shares issued                        1,300                 7,000
  Additional paid up capital          63,700                45,000
                                    --------              --------
Total cash provided by financing      65,000                52,000
                                    --------              --------
CASH CHANGE                           13,459                51,986
CASH BEGINNING                        51,986                     -
                                    --------              --------
CASH ENDING                         $ 65,445              $ 51,986
                                    ========              ========
COMPRISED OF:  Cash                 $ 65,445              $ 51,986
                                    ========              ========

                                                        Page 5 of 8


                  BIDDER COMMUNICATIONS, INC.
      Interim Statement of Changes in Stockholders' Equity
     From Inception, 16 November 1999, to 30 September 2000
         Audited - See Independent Auditors' Report




                                Common    Common    Additional
                                 Stock    Stock      Paid-in     Deficit
                                Issued    Amount     Capital
Consideration                  --------   ------    ----------   -------



Private placement for cash
on 1 December 1999             2,000,000  $2,000      $     0


Private placement for cash
on 1 December 1999             5,000,000   5,000       45,000


Net loss from incorporation,
16 November 1999, to
31 December 19999                                                    (909)
                               ---------  ------      --------    --------
Balance as at
31 December 1999               7,000,000   7,000       45,000        (909)


Private placement for cash
on 31 July 2000                1,300,000   1,300       63,700


Net loss for the nine months
ended 30 September 2000                -       -            -     (22,908)
                               ---------   ------    --------     --------


Balance as at
30 September 2000              8,300,000  $8,300     $108,700    $(23,817)
                       	       =========  ======     ========    ========


                    BIDDER COMMUNICATIONS, INC.
             NOTES TO THE INTERIM FINANCIAL STATEMENTS
     For the Nine Months Ended 30 September 2000 and for the period from Inception, 16 November 1999 to December 31, 1999
             Audited - See Independent Auditors' Report

Note 1     THE CORPORATION AND ITS BUSINESS

Bidder Communications, Inc. was incorporated in the State of Nevada, United States on 16 November 1999.

The Company has offices in Vancouver, British Columbia, Canada. The Company has been organized to create software for the internet. The Company is presently establishing itself as a going concern. Operations started in the month of December 1999. The fiscal year end of the Company is 31 December.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in United States dollars , which have been rounded to the nearest whole dollar except for the net loss per share which has been founded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity has just begun and insufficient revenue has been generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue is recorded as a sale at the time the goods are shipped from the Company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Capital assets are recorded at their cost and amortized at 20% of their declining balance.

Note 3	CAPITAL ASSETS

                                                 Unamortized   Unamortized
                                                        Cost          Cost
                                   Accumulated   30 September  31 December
                          Cost     Amortization         2000          1999
                         -----     ------------  ------------  -----------
Furniture              $   531      $     80        $    451            -
Computer equipment      16,027         2,305          13,722            -
Software                11,616         1,504          10,112            -
                        ------      --------        --------      -------
                       $28,174      $  3,889        $ 24,285            -
                       =======      ========        ========      =======

                    BIDDER COMMUNICATIONS, INC.
             NOTES TO THE INTERIM FINANCIAL STATEMENTS
     For the Nine Months Ended 30 September 2000 and for the period from Inception, 16 November 1999 to December 31, 1999
             Audited - See Independent Auditors' Report


Note 4	SHARE CAPITAL

The authorized capital stock is 100,000,000 shares of common stock with a par value of $0.001.

8,300,000 shares of common stock have been issued as follows:

                                           ADDITIONAL
       					         SHARE                  PAID IN
CONSIDERATION         DATE       ISSUED     CAPITAL   CAPITAL    TOTAL
-------------         ----       ------     -------  ---------   -----

Private placement   1 Dec 1999  2,000,000   $2,000    $    0   $ 2,000
for cash

Private placement  12 Dec 1999  5,000,000   $5,000     45,000   50,000
for cash
                   -----------  ---------   ------    -------   ------
Balance as at      31 Dec 1999  7,000,000    7,000     45,000   52,000

Shares issued for
the nine months
ended 30 September 2000         1,300,000    1,300     63,700   65,000
                                ---------   ------     ------   ------
Balance as at 30 Sep 2000       8,300,000   $8,300   $108,700 $117,000

On 1 December 1999 the Company issued 2,000,000 common shares with a par value of $0.001 for $0.001 per share. On 12 December 1999 the Company issued 5,000,000 common shares with a par value of $0.001 for $.01 per share. These shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions. On 31 July 2000 the Company issued 1,300,000 common shares with a par value of $0.001 for $.05 per share. The shares have no trading restrictions.


NOTE 5       INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

NOTE 6       LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share is calculated on the weighted average number of common shares that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options or similar rights were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.


NOTE 7       RELATED PARTY TRANSACTION

The officers and directors of the Company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.



                               SIGNATURES
                               ----------
In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Bidder Communications, Inc.

                                By:/s/ Jon H. Suk, President and Director

                                By:/s/ James Y.S. Suk, Secretary/Treasurer
                                       and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated:

By: /s/ Jon H. Suk, President and Director
Dated: December 12, 2000

By: /s/ James Y. S. Suk, Secretary, Treasurer and Director
Dated: December 12, 2000